

September 2, 2022

Hans Vestberg
Chief Executive Officer
Verizon Communications Inc.
1095 Avenue of the Americas, 8th Floor
New York, New York 10036

>   **Re: Verizon Communications Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 28, 2022**
>   **File No. 001-08606**

Dear Mr. Vestberg:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed March 28, 2022

General

1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances. In your discussion, please also address how the experience of your Independent Lead Director is brought to bear in connection with your board's role in risk oversight.

2. Please expand upon the role that your Independent Lead Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Independent Lead Director may:

   • represent the board in communications with shareholders and other stakeholders;
   • require board consideration of, and/or override your CEO on, any risk matters; or
   • provide input on design of the board itself.

3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

- whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
- to whom the Chief Compliance Officer reports; and
- how your risk oversight process aligns with your disclosure controls and procedures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Gowetski at 202-551-3401 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program